EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	3/31/2012	3/31/2012
EARNINGS
Income Before Income Taxes	$204,394	$190,133	$297,347	$189,517	$201,434	$182,270	$55,534
Fixed Charges (as below)	161,849	164,660	173,293	174,965	168,003	167,690	42,168
Total Earnings	$366,243	$354,793	$470,640	$364,482	$369,437	$349,960	97,702

FIXED CHARGES
Interest Expense	$80,034	$89,851	$101,145	$104,465	$97,665	97,527	25,053
Credit for Allowance for Borrowed Funds Used During Construction	5,315	4,609	8,348	8,500	7,838	7,663	1,490
Estimated Interest Element in Lease Rentals	76,500	70,200	63,800	62,000	62,500	62,500	15,625
Total Fixed Charges	$161,849	$164,660	$173,293	$174,965	$168,003	167,690	42,168

Ratio of Earnings to Fixed Charges	2.26	2.15	2.71	2.08	2.19	2.08	2.31